EXHIBIT 23.1



 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 22, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Hartford Life Insurance Company's change in its method of accounting and reporting for certain nontraditional long-duration contracts and for separate accounts in
2004), relating to the consolidated financial statements and financial statement schedules of Hartford Life Insurance Company appearing in the Annual Report on Form 10-K of Hartford Life Insurance Company for the year ended December 31, 2005 and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.


/s/ Deloitte & Touche LLP
Hartford, Connecticut
September 8, 2006